Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-116852, 333-121995 and 333-122169

GEORGIA TRUST BANCSHARES, INC.

SUPPLEMENT NO. 1 TO PROSPECTUS DATED OCTOBER 13, 2004

Conditions of the Offering

     This offering was originally set to expire at 5:00 p.m. Eastern Time, on January 11, 2005, unless that date was extended by Georgia Trust Bancshares. On January 11, 2005, in order to allow Georgia Trust Bancshares additional time to attain the minimum offering, Georgia Trust Bancshares elected to extend the expiration date of the offering to July 10, 2005. Georgia Trust Bancshares may elect to terminate this offering sooner in its sole discretion. As of January 21, 2005 the minimum offering amount of $10,600,000 had been raised and the remaining offering conditions had been satisfied. See “TERMS OF THE OFFERING – Conditions of the Offering.”

Registration of Additional Warrants and Shares

     On January 12, 2005, J. Michael Allen, L. Myron Cantrell and Marvin Tibbetts, III, three of Georgia Trust Bancshares’ organizers subscribed to purchase an additional 5,000, 10,000 and 4,000 shares, respectively, of our common stock. In recognition of the financial risks undertaken by Georgia Trust Bancshares’ organizers, Georgia Trust Bancshares has agreed to provide organizers with one warrant for each share of common stock that the organizer purchases in Georgia Trust Bancshares’ Offering. Georgia Trust Bancshares filed a registration statement pursuant to Rule 462(b) under the Securities Act, to register the warrants and the additional shares of common stock issuable upon conversion of the warrants that these organizers will receive in connection with their purchase of the additional shares of common stock. Additionally, on January 20, 2005, to accommodate increased interest in the offering, Georgia Trust Bancshares increased its maximum offering amount to $18,000,000 and registered an additional 300,000 shares of common stock pursuant to Rule 462(b) of the Securities Act.

Escrow of Subscription Funds

     On January 21, 2005, a minimum closing was held pursuant to which $11,469,600 was released from the subscription escrow account to Georgia Trust Bancshares and, as a result, subscribers to the offering became shareholders of Georgia Trust Bancshares. Accordingly, funds received after January 21, 2005 will be paid directly to Georgia Trust Bancshares, rather than the escrow agent, upon Georgia Trust Bancshares’ acceptance of such funds. Subscription funds received after January 21, 2005 will be part of the general corporate funds of Georgia Trust Bancshares and will be subject to the claims of creditors of Georgia Trust Bancshares, including claims against the Georgia Trust Bancshares that may arise out of the actions of its officers, directors, or employees. See “TERMS OF THE OFFERING – Escrow of Subscription Funds.”

The date of this supplement is February 15, 2005.

Failure to Begin Banking Operations

     Although we believe it is unlikely, it is possible that our shareholders may lose a portion of their investment because while we were able to fulfill the conditions of this offering, and thus able to withdraw funds from the escrow account, we may fail to begin banking operations. We have received preliminary approval of Georgia Trust Bank’s charter application but we have not begun banking operations because final approval of Georgia Trust Bank’s charter application has not been received and conditions imposed by other regulatory authorities have not been satisfied.

How to Subscribe

     If you desire to purchase shares of Georgia Trust Bancshares common stock, you should:

1.	Complete, date, and execute the subscription agreement you received in the attached prospectus;

2.	Make a check, bank draft, or money order payable to “ Georgia Trust Bancshares, Inc.” in the amount of $10.00 times the number of shares you wish to purchase; and

3.	Deliver the completed subscription agreement and check to Georgia Trust Bancshares at the following address:

J. Michael Allen
President and Chief Executive Officer
Georgia Trust Bancshares, Inc.
3570 Financial Center Way, Suite 2
Buford, Georgia 30604

     No subscription agreement is binding until accepted by Georgia Trust Bancshares, which may, in its sole discretion, refuse to accept any subscription for shares, in whole or in part, for any reason whatsoever. Rejected subscriptions will be returned to the subscriber without interest. If your subscription is reduced, you may withdraw your subscription within ten days after being notified of Georgia Trust Bancshares’ reduction.

     If you have any questions about this offering or how to subscribe, please call Mr. Allen at (770) 614-7644. If you subscribe, you should retain a copy of the completed subscription agreement for your records. You must pay the subscription price at the time you deliver the subscription agreement. See “PLAN OF DISTRIBUTION – How to Subscribe.”

USE OF PROCEEDS

     The gross proceeds from the sale of shares of Georgia Trust Bancshares common stock were to range from $10,600,000 assuming the sale of a minimum of 1,060,000 shares, and $15,000,000 assuming the sale of a maximum of 1,500,000 shares. On January 21, 2005, Georgia Trust Bancshares increased the maximum offering amount to $18,000,000. Following the sale of 1,146,960 shares, a minimum closing was held on January 21, 2005 pursuant to which $11,469,600 was released from the subscription escrow account to Georgia Trust Bancshares. Accordingly, the gross proceeds from the sale of shares of Georgia Trust Bancshares common stock in this offering will range from $11,469,600 to $18,000,000. Georgia Trust Bancshares has elected to continue this offering and has extended the expiration date for this offering to July 10, 2005.

The date of this supplement is February 15, 2005.

     The approximate expenses of this offering, through February 9, 2005, are as follows:

Registration fees, including blue sky fees and expenses	2,800
Legal fees and expenses	25,000
Accounting fees and expenses	6,390
Printing and engraving expenses	35,000
Miscellaneous (postage, telephone, supplies, etc.)	5,000

Total Expenses	$74,190

Net Proceeds
Minimum offering	$10,525,810
Maximum offering	$17,925,810

     The net proceeds of this offering as well as any interest earned on the subscription funds are being used by Georgia Trust Bancshares primarily for the purchase of all of the issued and outstanding capital stock of Georgia Trust Bank. Georgia Trust Bank will, in turn, use the funds as capital to begin its business operations, including paying officers’ and employees’ salaries, purchasing its Gwinnett County facility, and repaying expenses incurred in its organization.

     As indicated in Georgia Trust Bank’s charter application filed with the state of Georgia, Georgia Trust Bancshares intends to capitalize Georgia Trust Bank with at least $10,000,000. Any remaining funds from this offering are expected to be used to capitalize Georgia Trust Bank or will be held by Georgia Trust Bancshares and reserved for general corporate purposes at the holding company level. Georgia Trust Bancshares anticipates that the proceeds received upon exercise of the warrants, if any, will be used to further capitalize Georgia Trust Bank or will be held by Georgia Trust Bancshares and reserved for general corporate purposes at the holding company level.

     The following is a schedule of the estimated use by Georgia Trust Bank of the proceeds from the sale of Georgia Trust Bancshares common stock, including its estimated operating expenses for its first 12 months of operation.

Organizational and pre-opening expenses, including salaries, legal and accounting fees(1)	$600,000

Acquisition of property for Gwinnett County facility	1,400,000

Salaries and benefits(2)	1,270,000

General and administrative expenses, composed primarily of data processing, marketing and advertising, telephone and casualty and deposit insurance(3)	227,930

Furnishing and equipping initial Gwinnett County office facility(4)	400,000

Construction of Gwinnett County office facility	2,000,000

Leasing Cobb County facility	150,000
Working capital	3,112,174

$10,000,000

The date of this supplement is February 15, 2005.

(1)	These expenses will be incurred prior to Georgia Trust Bank’s opening for business and are being funded from a line of credit our organizers obtained from Nexity Bank in the principal amount of $600,000. Approximately $600,000 was outstanding on the line of credit at January 21, 2005. The line of credit was repaid in full on January 21, 2005.

(2)	Salaries and benefits are based on management’s estimates of the number and types of employees which will be required during Georgia Trust Bank’s first 12 months of operations. It is presently anticipated that the bank will employ 13 persons during its first 12 months at the Gwinnett County facility, including two executive officers and employ five persons during its first 12 months at the Cobb County facility.

(3)	These expenses are based on the experiences of similar size banks in the region and on management’s previous banking experience.

(4)	Furniture and equipment cost is based on our organizers’ estimates and upon information from suppliers of bank equipment of the costs required to furnish and equip Georgia Trust Bank for the expected level of operations.

     The expenses described above are estimates only for Georgia Trust Bank’s first 12 months of operations following through the opening of the bank. Actual expenses may exceed these amounts. A portion of these expenses will be offset by revenues generated by the bank during its first year of operation. See “USE OF PROCEEDS.”

Facilities

     On July 14, 2004 we entered into a land sales agreement with DEC — Mall of Georgia Court, L.L.C., to purchase a site for our Gwinnett County facility for $1,400,000 when the conditions to this offering were met and subscription funds were released from the escrow account. On January 21, 2005, subscription funds were released from the escrow account. On January 21, 2005, Georgia Trust Bank purchased the site for its Gwinnett County facility from DEC — Mall of Georgia Court, L.L.C. for the originally agreed to price of $1,400,000. See “MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND PLAN OF OPERATIONS – Permanent Office Facilities.”

Ownership by our Management

     Our organizers and directors initially anticipated purchasing approximately 349,000 shares of our common stock, representing approximately 33% of the 1,060,000 shares of common stock to be outstanding upon completion of the minimum offering, or 23% of the 1,500,000 shares to be outstanding if the maximum offering is completed. On January 12, 2005, three of our organizers, J. Michael Allen, L. Myron Cantrell and Marvin Tibbetts, III, elected to purchase an additional 5,000, 10,000 and 4,000 shares of our common stock, respectively. The Board of Directors approved the issuance of one warrant for each additional share that these organizers purchased.

     Given the additional shares purchased by organizers, our organizers and directors have purchased 368,000 shares in this offering and they will be granted warrants to purchase an aggregate of 368,000 shares representing approximately 35% of the minimum offering and 20% of the new maximum offering amount of $18,000,000. Because our organizers and directors will be able to purchase shares subject to the warrants at $10.00 per share, if the market price of our common stock rises, our organizers and directors will be able to purchase a significant amount of our common stock in the future for less than the prevailing market value. See “TERMS OF THE OFFERING – Purchases by Organizers and Directors”

The date of this supplement is February 15, 2005.

and “DESCRIPTION OF CAPITAL STOCK OF GEORGIA TRUST BANCSHARES – Organizers’ Warrants”.

CAPITALIZATION

     The following table shows our capitalization as of August 31, 2004 and our pro forma consolidated capitalization, as adjusted to give effect to the receipt of the net proceeds from the sale of a minimum of 1,060,000 and a maximum of 1,800,000 shares of our common stock in this offering. On June 16, 2004, J. Michael Allen, our president and chief executive officer, purchased ten shares of our common stock at a price of $10.00 per share. We will redeem these shares for $10.00 per share upon the issuance of shares in this offering. The number of shares showed as outstanding after giving effect to this offering does not include shares of our common stock issuable upon the exercise of warrants that will be granted to our organizers and directors or through the exercise of options that may be granted under our stock option plan. For additional information regarding the number and terms of those warrants and options, see “DESCRIPTION OF CAPITAL STOCK OF GEORGIA TRUST BANCSHARES – Organizers’ Warrants” and “EXECUTIVE COMPENSATION – Stock Option Plan”.

			As Adjusted		As Adjusted
			for Minimum		for Maximum
	Actual		Offering		Offering
Borrowings
Organizing line of credit	$249,001		$0	(1)	$0	(1)

Shareholders’ equity actual and as adjusted
Preferred stock, no par value per share; 10,000,000 shares authorized; no shares issued and outstanding	$-0-		$-0-		$-0-

Common stock, par value $1.00 per share; 10,000,000 shares authorized; 10 shares issued and outstanding; 1,060,000 shares issued and outstanding as adjusted (minimum offering); 1,500,000 shares issued and outstanding as adjusted (maximum offering)	$10		$1,060,000		$1,800,000

Additional paid-in capital	$90		$9,540,000		$16,200,000

Accumulated deficit during development stage	$(234,084	)(2)	$(581,512	)(3)	$(581,512	)(3)

Total shareholders’ equity (deficit)	$(233,984)		$10,018,488		$17,418,488

(1)	Reflects the application for net proceeds of the offering to repay outstanding balances on the line of credit from Nexity Bank.

(2)	This deficit reflects pre-opening expenses incurred through August 31, 2004, consisting primarily of salaries and employee benefits and professional and consulting fees.

(3)	The “As Adjusted” accumulated deficit results from estimated organizational and pre-opening expenses of $581,512 for Georgia Trust Bancshares and Georgia Trust Bank to be incurred through Georgia Trust Bank’s target opening date in

The date of this supplement is February 15, 2005.

March 2005. Actual organizational and pre-opening expenses may be higher and may therefore increase the deficit accumulated during the pre-opening state and further reduce shareholders’ equity.

MANAGEMENT

General

     The following table sets forth, for the directors and executive officers of Georgia Trust Bancshares and Georgia Trust Bank, (i) their names, addresses and ages as of December 31, 2004, (ii) their respective positions with us, (iii) the number of shares of common stock we expect to be beneficially owned by our organizers, directors and executive officers after this offering, (iv) the percentage of outstanding shares such number will represent, and (v) the number of shares subject to warrants and options we expect them to receive when we complete this offering.

			Percentage of
			Outstanding
			Shares of
Name and Address (Age)		Number of	Minimum/Maxi-	Shares Subject	Shares Subject
Directors and Executive Officers	Positions to be Held	Shares	mum Offerings	to Warrants	to Options

Ronald D. Adamson (52)	Director	50,000	4.72/2.77	50,000	-0-
605 Brisbaine Manor Alpharetta, Georgia 30022

J. Michael Allen (47)	President and Chief	30,000	2.83/1.66	30,000	40,000
3705 Hardy Road	Executive Officer,
Gainesville, Georgia 30506	Director

L. Myron Cantrell (60)	Director	30,000	2.83/1.66	30,000	-0-
5231 Hermitage Drive Powder Springs, Georgia 30127

J. Dave DeVenny (57)	Chief Financial Officer	7,500	.71/.42	0	5,000
2521 Bridgewater Drive Gainesville, Georgia 30506

Michael L. Jordan (45)	Director	50,000	4.72/2.77	50,000	-0-
3427 Forest Vista Drive Dacula, Georgia 30019

Charles D. Robinson (55)	Director	50,000	4.72/2.77	50,000	-0-
170 Highlands Forest Lane Oxford, Georgia 30054

William E. Smith (53)	Director	50,000	4.72/2.77	50,000	-0-
1605 Sugarloaf Club Drive. Duluth, Georgia 30097

Marvin Tibbetts, III (41)	Director	8,000	.75/.44	8,000	-0-
250 Shyrewood Drive Lawrenceville, Georgia 30043

James J. Tidwell (64)	Director	50,000	4.72/2.77	50,000	-0-
80 Cameron Glyn Drive Atlanta, Georgia 30328

The date of this supplement is February 15, 2005.

			Percentage of
			Outstanding
			Shares of
Name and Address (Age)		Number of	Minimum/Maxi-	Shares Subject	Shares Subject
Directors and Executive Officers	Positions to be Held	Shares	mum Offerings	to Warrants	to Options

Michael E. Townsend (54)	Director	50,000	4.72/2.77	50,000	-0-
2400 Sugarloaf Club Drive Duluth, Georgia 30097

All proposed directors and		375,500	35.4/20.9	368,000	45,000
executive officers as a group (ten persons)

The date of this supplement is February 15, 2005.